EXHIBIT 99.1

Pernod Ricard finalises the disposal of Dunkin’ Brands Inc. to Bain Capital, The Carlyle Group and Thomas H. Lee Partners

Press release - Paris, 1st March 2006 –

Further to our announcement on 12th December 2005, Pernod Ricard has today completed the sale of the entire share capital of Dunkin’ Brands Inc. (“Dunkin’ Brands”) to a consortium of global private equity firms consisting of Bain Capital Partners, The Carlyle Group and Thomas H. Lee Partners for a purchase price of $2.425 billion.

The net proceeds of this sale of around $1.7 billion (after tax and transaction costs) will permit Pernod Ricard to reduce its current debt level following the acquisition of Allied Domecq last year.

Pernod Ricard extends its best wishes to Dunkin' Brands for the future under its new ownership.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943